1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

ELISE M. DOLAN

elise.dolan@dechert.com +1 212 698 3806 Direct +1 212 698 0413 Fax
December 29, 2010
VIA EDGAR
Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”) SEC File Numbers: 033-17619 and 811-05349
Dear Ms. Stirling:
This letter responds to comments you provided to me in a telephonic discussion on November 30, 2010, with respect to your review of Post-Effective Amendment No. 258 to the Trust’s registration statement filed with the Securities and Exchange Commission on October 19, 2010. We have reproduced your comments below, followed by our responses.
1.	Comment: In the “Principal Strategy” section of the summary section of each Portfolio, please include a reference to “junk bonds” in connection with the reference to high yield fixed income securities in the list of other diversifying asset classes.

Response: We have incorporated your comment.

2.	Comment: In the “Principal Strategy” section of the summary section of each Portfolio, please disclose the percentage limitation applicable to deviations from the listed strategic allocation percentages based on the tactical allocations by Investment Adviser. Please use bold type for the disclosure regarding tactical allocations and the deviation from strategic allocations.

Response: We have incorporated your comment.
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December 29, 2010 Page 2
3.	Comment: In the “Principal Strategy” section of the summary section for each Portfolio, please include a graphical representation (also known as a “glide path” chart) of the asset allocation over time.

Response: We have incorporated your comment.

4.	Comment: Please ensure that the “Derivatives Risk” risk factor and any other derivatives-related disclosure under the section “Principal Risks of the Underlying Funds” in the summary section of each Portfolio’s Prospectus is appropriate for each Portfolio, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: We hereby confirm that the derivatives disclosures in the summary section of each Portfolio’s Prospectus are appropriate for the Portfolios.

5.	Comment: In the “Principal Investment Strategies” sub-section under the “Investment Management Approach” section, please disclose the percentage limitation on the deviation from the listed strategic allocation percentages based on the tactical allocations by Investment Adviser and please use bold type for the disclosure regarding tactical allocations and the deviation from strategic allocations.

Response: We have incorporated your comment.
Please do not hesitate to contact the undersigned at 212.698.3806 with any questions or comments concerning this correspondence.
Very truly yours,
/s/ Elise M. Dolan
Elise M. Dolan

cc:	Patricia Meyer, Goldman Sachs Asset Management, L.P. Mark Robertson, Goldman Sachs Asset Management, L.P.